November 16, 2009

Mr. Glenn P. Sblendorio
Executive Vice President and Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054

>   **Re:**   **The Medicines Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Schedule 14A filed April 30, 2009**
>   **File Number: 000-31191**

Dear Mr. Sblendorio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director